                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )1
                                          ---------

                    National Properties Investment Trust
           --------------------------------------------------------
                                (Name of Issuer)

            Shares of Beneficial Interest, no par value per share
           --------------------------------------------------------
                          (Title of Class of Securities)

                                Not Applicable
           --------------------------------------------------------
                                 (CUSIP Number)

            Gretchen L. Stein, PO Box 148 Canton Center, CT 06020
                                  860.693.6105
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                  June 3, 1996
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                                Page 1 of 4 Pages


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CUSIP No.  Not Applicable        13D
           ---------                                            ---    ---

-------------------------------------------------------------------------------
 (1) Names of Reporting Persons.
     S.S. or I.R.S. Identification Nos. of Above Persons

      Gretchen L. Stein
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
         Not Applicable
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds
     PF
-------------------------------------------------------------------------------
 (5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)                             / /
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization
         United States of America
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting Power
 Beneficially
   Owned                           43,818.87
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting Power

                                      -0-
                             --------------------------------------------------
                              (9) Sole Dispositive Power

                                  43,818.87
                             --------------------------------------------------
                             (10) Shared Dispositive Power

                                     -0-
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person
       43,818.87
-------------------------------------------------------------------------------
(12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)                                          / /
-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)
      Approximately 6.1%
-------------------------------------------------------------------------------
(14) Type of Reporting Person
      IN
-------------------------------------------------------------------------------

                                Page 2 of 4 Pages


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   ITEM 1.  SECURITY AND ISSUER

a) Title of Security:

   National Properties Investment Trust, shares of beneficial interest, no par value per share (the "Shares")

b) Name of issuer:

   National Properties Investment Trust, PO Box 148 Canton Center, CT 06020

ITEM 2.  IDENTITY AND BACKGROUND

     1.  The Reporting Person

     (a) This statement is filed on behalf of

         Gretchen L. Stein, 32 Hanson Rd., Canton Center, CT 06020

     (b) The residence of the Reporting Person is

         32 Hanson Rd
         Canton Center, CT 06020

     (c) The principal occupation of the Reporting Person is

         Investor

     (d) During the past five years, the Reporting Person has not been convicted in a criminal proceeding.

     (e) During the past five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) The Reporting Person is a

           citizen of the United States of America

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         Getchen L. Stein paid $25,847.00 for 25,847 Shares of National Properties Investment Trust. The funds used to purchase these Shares were private funds held by same.

ITEM 4.  PURPOSE OF TRANSACTION

         Getchen L. Stein acquired the Shares for investment only. This investor has no present plans or intentions that relate to, or would result in, any of the actions described in items 4(a)-(j) of the instructions of Schedule 13D.

                              Page 3 of 4 Pages

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ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER

         (a) Gretchen L. Stein beneficially owns 43,818.87 Shares consisting of approximately 6.1% of the aggregate number of Shares outstanding as of March 14, 1997.

         (b) Gretchen L. Stein has sole investment and voting power with respect to all Shares beneficially owned by her.

         (c) Gretchen L. Stein purchased at a price of $.60 per share: 119.07 Shares on Jan. 10, 1997; 125 Shares Jan. 13, 1997; 305 Shares on Feb. 3, 1997; and 334 Shares on Feb. 17, 1997.


         (d)  None.

         (e)  Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE ISSUER:

         None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:

         None.


SIGNATURE:

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         March 19, 1997
----------------------------------------
              (Date)

      /s/ Gretchen L. Stein
-----------------------------------------
           (Signature)

        Gretchen L. Stein
----------------------------------------
             (Name)


                                Page 4 of 4 Pages